ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/368/2007

Finance Department
Tel. 0-2537-4342

[redacted]

07028038

SUPPL

November 8 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2003

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,000,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2003 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 23.40 (the previous price before the adjustment of par value was Baht 117). The first exercise date was July 30, 2004.

Please be informed that on the fourteenth exercise date of October 31, 2007, a total of 47 people who are PTTEP management and employees exercised the warrants for total amount of 148,500 shares, resulting in the remaining outstanding warrants of 90,880 units, and the remaining shares reserved for the exercise of warrants of 454,400 shares, details as per attachment.

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Yours sincerely,

(Asdakorn Limpiti)
Vice President, Strategy and Capability Development Division
Acting President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,000,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 10,000,000 shares

Exercise price 23.40 Baht/share (previously 117 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008.

Date of submitting filing April 23, 2003

Effective date of filing July 2, 2003

Exercise date for this report October 31, 2007

Exercise price for this report 23.40 Baht/share (previously 117 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	45	29,040	145,200	1.452
PTT Employee*	-	-	-	-
Retirement Employee	1	400	2,000	0.020
Employee's heir	1	260	1,300	0.013
Sub-purchasing person	-	-	-	-
Total	47	29,700	148,500	1.485

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	45	29,040	145,200	1.452
PTT Employee*	-	-	-	-
Retirement Employee	1	400	2,000	0.020
Employee's heir	1	260	1,300	0.013
Sub-purchasing person	-	-	-	-
Total	47	29,700	148,500	1.485

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,909,120 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,545,600 shares

3.6 The remaining units of unconverted warrants

90,880 units

3.7. The remaining number of reserved shares for the exercise of warrants

454,400 shares

It is certified that the information in this report is true and accurate.

(Asdakorn Limpiti)

Vice President, Strategy and Capability Development Division

Acting President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/369/2007

Finance Department
Tel. 0-2537-4342

November 8, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the tenth exercise date of October 31, 2007, a total of 71 people who are PTTEP management, and employees exercised the warrants for total amount of 329,800 shares, resulting in the remaining outstanding warrants of 848,040 units, and the remaining shares reserved for the exercise of warrants of 4,240,200 shares, details as per attachment.

Yours sincerely,

(Asdakorn Limpiti)
Vice President, Strategy and Capability Development Division
Acting President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report October 31, 2007

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	70	65,160	325,800	2.327
PTT Employee*	-	-	-	-
Retirement Employee	1	800	4,000	0.029
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	71	65,960	329,800	2.356

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	70	65,160	325,800	2.327
PTT Employee*	-	-	-	-
Retirement Employee	1	800	4,000	0.029
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	71	65,960	329,800	2.356

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,951,960 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,759,800 shares

3.6 The remaining units of unconverted warrants

848,040 units

3.7. The remaining number of reserved shares for the exercise of warrants

4,240,200 shares

It is certified that the information in this report is true and accurate.

(Asdakorn Limpiti)

Vice President, Strategy and Capability Development Division

Acting President

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/370/2007

Finance Department
Tel. 0-2537-4342

November 8 , 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the sixth exercise date of October 31, 2007, a total of 98 people who are PTTEP management and employees exercised the warrants for total amount of 385,900 shares, resulting in the remaining outstanding warrants of 1,561,440 units, and the remaining shares reserved for the exercise of warrants of 7,807,200 shares, details as per attachment.

Yours sincerely,

(Asdakorn Limpiti)
Vice President, Strategy and Capability Development Division
Acting President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report October 31, 2007

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	97	76,580	382,900	2.735
PTT Employee*	-	-	-	-
Retirement Employee	1	600	3,000	0.021
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	98	77,180	385,900	2.756

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	97	76,580	382,900	2.735
PTT Employee*	-	-	-	-
Retirement Employee	1	600	3,000	0.021
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	98	77,180	385,900	2.756

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,238,560 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

6,192,800 shares

3.6 The remaining units of unconverted warrants

1,561,440 units

3.7. The remaining number of reserved shares for the exercise of warrants

7,807,200 shares

It is certified that the information in this report is true and accurate.

(Asdakorn Limpiti)

Vice President, Strategy and Capability Development Division

Acting President

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.1.910/371/2007

Finance Department
Tel. 0-2537-4342

November 8, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the second exercise date of October 31, 2007, a total of 181 people who are PTTEP management, and employees exercised the warrants for total amount of 520,600 shares, resulting in the remaining outstanding warrants of 2,371,580 units, and the remaining shares reserved for the exercise of warrants of 11,857,900 shares, details as per attachment.

Yours sincerely,

(Asdakorn Limpiti)
Vice President, Strategy and Capability Development Division
Acting President

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report October 31, 2007

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. *Exercise and Allotment*

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	180	103,620	518,100	3.701
PTT Employee*	-	-	-	-
Retirement Employee	1	500	2,500	0.018
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	181	104,120	520,600	3.719

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	180	103,620	518,100	3.701
PTT Employee*	-	-	-	-
Retirement Employee	1	500	2,500	0.018
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	181	104,120	520,600	3.719

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

428,420 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

2,142,100 shares

3.6 The remaining units of unconverted warrants

2,371,580 units

3.7. The remaining number of reserved shares for the exercise of warrants

11,857,900 shares

It is certified that the information in this report is true and accurate.

(Asdakorn Limpiti)

Vice President, Strategy and Capability Development Division

Acting President

END